FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending December 17, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



Issued - December 17, 2007, London, UK & Philadelphia, US

           GLAXOSMITHKLINE RECEIVES FDA 'COMPLETE RESPONSE' LETTER FOR
                            CERVICAL CANCER VACCINE


GlaxoSmithKline (NYSE: GSK) announced today that it has received a complete response letter from the U.S. Food and Drug Administration related to its application for the cervical cancer vaccine, CERVARIX(R). A complete response letter is issued by FDA's Center for Biologics Evaluation and Research (CBER) when the review of a file is completed and questions remain to be answered prior to approval. GSK will work closely with the FDA to prepare its response, which it intends to submit to the agency as soon as possible.

"We have already started addressing the questions and will be engaged in discussions with the FDA to finalize our responses," said Barbara Howe, M.D., Vice President and Director, North American Vaccine Development, GlaxoSmithKline. "Our discussions with the agency continue to be positive and constructive, and we are working diligently to resolve any outstanding questions to bring CERVARIX(R) to the U.S. market."

The application filed for the GSK cervical cancer vaccine included safety, efficacy and immune response data from clinical trials involving almost 30,000 females 10 to 55 years of age from ethnically and racially diverse populations.

To  date,  CERVARIX(R)  has been  approved  in 45  countries  around  the  world including the 27 member countries of the European Union, Mexico, Australia, Singapore and the Philippines. Licensing applications have been submitted in more than 27 additional countries including Japan. GSK also submitted CERVARIX(R) to the World Health Organization (WHO) for prequalification in September 2007.


S M Bicknell
Company Secretary
17th December 2007


Notes to Editors


Burden of Cervical Cancer

Worldwide, more than 500,000 women will be newly diagnosed with cervical cancer and over 280,000 women will die from it each year.1 In the United States, after breast cancer, cervical cancer is the second leading cause of cancer death in women ages 20 to 39.2

About GlaxoSmithKline

GlaxoSmithKline-one of the world's leading research-based pharmaceutical and healthcare companies-is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information, please visit www.gsk.com/media.

GSK Biologicals (GSK Bio), one of the world's leading vaccine manufacturers, is headquartered in Rixensart, Belgium, where the majority of GlaxoSmithKline's activities in the field of vaccine research, development and production are conducted. GSK Bio employs more than 1,500 scientists, who are devoted to discovering new vaccines and developing more cost-effective and convenient combination products to prevent infections that cause serious medical problems worldwide. In 2006, GSK Bio distributed more than 1.1 billion doses of vaccines to 169 countries in both the developed and the developing world - an average of 3 million doses a day. Of those vaccine doses, approximately 136 million were doses of combination pediatric vaccines which protect the world's children from up to six diseases in one vaccine.

CERVARIX(R) is a registered trademark of the GlaxoSmithKline group of companies.

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the 'Business Review' in the company's Annual Report on Form 20-F for 2006.

References:


1.       World Health Organization. Initiative for Vaccine Research.

http://www.who.int/vaccine_research/diseases/hpv/en/ Accessed on May 2, 2007.

2.       Jemal A, Murray T, Ward E, Sammuels A et al. Cancer Statistics, 2005.

Cancer Journal for Clinicians 2005; 55; 10-30


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Enquiries:

UK Media enquiries:                                    Philip Thomson          (020) 8047 5502
                                                       Alice Hunt              (020) 8047 5502
                                                       Joss Mathieson          (020) 8047 5502
                                                       Claire Brough           (020) 8047 5502

US Media enquiries:                                    Nancy Pekarek           (215) 751 7709
                                                       Mary Anne Rhyne         (919) 483 2839
                                                       Liad Diamond            (919) 483 2839

European Analyst/Investor enquiries:                   David Mawdsley          (020) 8047 5564
                                                       Sally Ferguson          (020) 8047 5543

US Analyst/ Investor enquiries:                        Frank Murdolo           (215) 751 7002
                                                       Tom Curry               (215) 751 5419

Biologicals:                                           Stella Gu               +32 2 656 3533
                                                       Alice Grasset           +32 2 656 8774


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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 17, 2007                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc